

VIA FACSIMILE AND U.S. MAIL

March 4, 2010

Mr. H. John Mye III
Chief Financial Officer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

> **RE:** **Ecology and Environment, Inc.**
> **Form 10-K for the Year Ended July 31, 2009**
> **Form 10-Q for the Period Ended October 31, 2009**
> **File No. 1-9065**

Dear Mr. Mye:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief